     February 2, 2005

TO:	United States Securities and Exchange Commission

AND TO:	Stock Exchange of Hong Kong
Philippines Securities & Exchange Commission

Dear Sirs/Mesdames:

Manulife Financial Corporation
Revised Renewal Annual Information Form

On April 28, 2004, Manulife Financial Corporation (“MFC”) completed a merger transaction with John Hancock Financial Services, Inc. (“John Hancock”) with the result that John Hancock became a wholly-owned subsidiary of MFC. In order to revise MFC’s public disclosure record to include disclosure relating to John Hancock, MFC filed with securities regulatory authorities in each of the provinces and territories of Canada a Revised Renewal Annual Information Form which incorporates by reference certain financial information of John Hancock for the years ended December 31, 2003 and 2002 from John Hancock’s Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the U.S. Securities and Exchange Commission.

Yours very truly,

/s/ Richard A. Lococo
Vice President and Deputy General Counsel

200 Bloor Street East, Toronto, ON, CAN M4W 1E5
Phone: (416) 926-3000 Fax: (416) 926-5657	www.manulife.com

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance
Company and are used by it and its affiliates including Manulife Financial Corporation.